

February 7, 2014

<u>Via E-mail</u>
Peter R. Chase
Chairman and Chief Executive Officer
Chase Corporation
26 Summer Street
Bridgewater, MA 02324

  Re: Chase Corporation
    Form 10-K for the Year Ended August 31, 2013
    Filed November 14, 2013
    Form 10-Q for the Quarterly Period Ended November 30, 2013
    Filed January 9, 2014
    File No. 001-09852

Dear Mr. Chase:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended August 31, 2013</u>

<u>Item 7 Management's Discussion and Analysis of Financial Condition…page15</u>

<u>Liquidity and Sources of Capital, page 21</u>

1. Given your foreign operations, please enhance your disclosure to address the following:
   - Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of January 31, 2014 and August 31, 2013; and

- Discuss the fact that if the foreign cash and cash equivalents are needed for your commitments in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Form 10-Q for the Quarterly Period Ended November 30, 2013

Note 8 – Sale of Insulfab Product Line, page 13

2. Please explain to us why you did not report the sale of the Insulfab product line as a discontinued operation in accordance with ASC 205-20. Specifically address in your response whether the product line met the definition of a component.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director